 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________
FORM 11-K
 ________________________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2025
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-37654

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Fortive Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Fortive Corporation
6920 Seaway Blvd
Everett, WA 98203
(425) 446-5000

FORTIVE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024
AND FOR THE YEAR ENDED DECEMBER 31, 2025,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2025 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FORTIVE RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants, the Plan Administrator, and the Investment Committee of the Fortive Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Fortive Retirement Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young, LLP
We have served as the Plan’s auditor since 2016.
Seattle, Washington
June 23, 2026

FORTIVE RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2025 AND 2024
($ in millions)

	2025	2024
ASSETS
Investments at fair value	$1,621.7	$2,116.7
Receivables:
Notes receivable from participants	10.7	19.2
Employer contributions	1.6	2.4
Other	0.4	0.7
Total receivables	12.7	22.3
Total assets	1,634.4	2,139.0
LIABILITIES
Other payables	0.3	0.8
Total liabilities	0.3	0.8
NET ASSETS AVAILABLE FOR BENEFITS	$1,634.1	$2,138.2

See the accompanying notes to the financial statements.

FORTIVE RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025
($ in millions)

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
Investment income:
Interest income on notes receivable from participants	$1.2
Dividend and interest income from investments	18.3
Net appreciation in fair value of investments	253.8
Total investment income	273.3

Contributions:
Participant	81.5
Rollovers	13.9
Employer	51.0
Total contributions	146.4

Benefit payments	(234.4)
Administrative expenses	(1.0)
Total benefit payments and administrative expenses	(235.4)

NET INCREASE PRIOR TO PLAN TRANSFERS	184.3
NET TRANSFERS OUT OF THE PLAN (a)	(688.4)
NET DECREASE	(504.1)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,138.2
End of year	$1,634.1

(a) Amounts related to the balances and related assets transferred to the Ralliant retirement savings plan, subsequent to the Separation. Refer to Note 1 for further detail.
See the accompanying notes to the financial statements.

FORTIVE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2025
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Fortive Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.
General
Fortive Corporation (“Fortive,” “the Company”, or “the Plan Sponsor”) innovates essential technologies to keep our world safe and productive. Fortive established the Plan effective May 31, 2016. The Plan is a defined contribution plan established for eligible full-time and part-time non-union employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Plan is administered through affiliates of the trustee, Fidelity (the “Plan Administrator”). Plan participants should refer to the formal legal documents of the Plan and the summary plan description for a more complete description of the Plan’s provisions and a full explanation of all limitations, adjustments and special cases in the Plan. Significant provisions related to contributions, benefit payments, and investments are provided below.

On June 28, 2025, the Company completed the separation of its former Precision Technologies (“PT”) segment by distributing to Fortive shareholders on a pro rata basis all of the issued and outstanding common stock of Ralliant Corporation (“Ralliant”), the entity incorporated to hold the PT businesses (the “Separation”). In anticipation of the Separation, Ralliant created a new savings plan, the Ralliant Retirement Savings Plan (the "Ralliant Plan"). On June 28, 2025, $688.4 million, which was the total amount of the balances and the related assets of the Plan participants who are now employees of Ralliant after the Separation, was transferred to the Ralliant Plan. The $688.4 million transferred includes $8.8 million of outstanding loan balances.
Contributions
At the time of eligibility, the Company automatically enrolls eligible employees at a contribution rate of 5% of pre-tax eligible earnings if the participant does not otherwise make an affirmative election to contribute or opt-out of pre-tax contributions. Employees who opt out of the automatic enrollment or reduce their contributions below 5% will be automatically re-enrolled at 5% annually on April 1st. A notice period of at least 45 days is provided for employees to opt out of the automatic enrollment or increase. Eligible participants may contribute up to 75% of their compensation (subject to annual maximums). Employee contributions and the earnings or losses thereon are fully vested at all times.
The Company’s retirement contributions are determined at the discretion of the Plan Sponsor. Employees are eligible for Company retirement contributions upon completion of one year of service and become fully vested upon completion of three years of service. The discretionary retirement contribution can range from 0% to 2% of eligible compensation. For the year ended December 31, 2025, the discretionary retirement contribution was 2% of eligible compensation.
For eligible participants who have completed one year of service and are active employees on the last day of the plan year, an additional discretionary retirement contribution of up to 2% of eligible compensation above the Social Security wage base in effect at the beginning of the Plan year is calculated and deposited into participant accounts subsequent to the Plan year end. These contributions become fully vested after three years of service. For the year ended December 31, 2025, this additional retirement contribution was 2% of eligible compensation.
In addition, the Company makes matching contributions into the Plan. These matching contributions are considered “safe harbor” and the percentage for the safe harbor matching contributions has been established in the plan document. The Company matching contribution is 100% of the first 3% of eligible compensation contributed by the participant plus 50% of the next 2% of eligible compensation contributed. Employees are immediately 100% vested in all safe harbor matching contributions.
Benefit Payments
A participant who attains normal retirement age (age 65) shall be entitled to payment of the balance in their account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions no later than April 1 following the later of the year in which they retire from the Company or the calendar year in which they reach the age of 73.

The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.
Upon total and permanent disability, a participant shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.
Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of their vested account balance. If the vested value of the participant’s account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participant’s Roth or non-Roth balances is greater than $1,000 and does not exceed $5,000, the Plan Administrator will automatically rollover the Roth or non-Roth balances to a separate Fidelity Individual Retirement Account. If the vested value of the participant’s account is greater than $5,000, the participant must contact the Plan Administrator to request a distribution.
Eligible participants may request a hardship or age 59 1/2 in-service withdrawal of all or a portion of their vested account while still working for the Company in accordance with procedures established by the Plan Administrator, subject to certain limitations and tax penalties.
Notes Receivable from Participants
A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding loan balance in the Plan during the one-year period ending on the day before the loan is made. The Plan Administrator establishes the maximum maturity period that is permitted to prevent the loan from being treated as a distribution. Plan provisions require that all loans must be paid back within 60 months. The Plan Administrator may require loan payments to be made through payroll deductions.
Participant Accounts
Each participant account is credited with the participant’s contributions, employer safe harbor matching contributions, employer retirement contributions, and an allocation of Plan earnings or losses, and is charged quarterly with administrative expenses and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees.
The Plan participates in a revenue credit program (Credits). Credits are earned in connection with the Plan’s revenue sharing arrangements with certain investment funds. The Credits are deposited in an unallocated account and can be used to pay ERISA-qualified expenses or can be allocated to eligible participant accounts. The calculated Credits are funded quarterly in arrears by the Plan Administrator.
Unallocated Accounts
During the year ended December 31, 2025, forfeitures used to reduce Company related contributions totaled $1.8 million.
As of December 31, 2025 and 2024, unallocated and non-vested accounts, including forfeited amounts, were immaterial and $0.8 million, respectively. These amounts are used to reduce future employer contributions and to pay administrative expenses.
Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become vested.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans and are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 and 2024. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investments
Investments are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.
Payment of Benefits
Benefits are recorded when paid.
NOTE 3. FAIR VALUE MEASUREMENT
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the Plan’s assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on management’s assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
The Plan provides for some investments that are valued using the Net Asset Value (“NAV”) practical expedient. None of these investments have limits on their redemption. Investments valued using NAV consist of common collective trusts which allow the Plan to allocate investments across a broad array of types of funds and diversify the portfolio.

The fair values of the Plan’s investments as of December 31, 2025, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$0.2	$—	$—	$0.2
Fortive Corporation Stock Fund:
Fortive common stock	16.1	—	—	16.1
Money market fund	0.2	—	—	0.2
Mutual funds	467.5	—	—	467.5
Separately managed funds:
Cash and cash equivalents	1.7	—	—	1.7
Common stock	231.2	—	—	231.2
Corporate bonds	—	0.3	—	0.3
Mutual funds	42.0	—	—	42.0
Self-directed brokerage accounts	64.0	—	—	64.0
	$822.9	$0.3	$—	$823.2
Investments measured at NAV
Common/collective trusts				798.5
Total investments, at fair value				$1,621.7

The fair values of the Plan’s investments as of December 31, 2024, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$0.2	$—	$—	$0.2
Fortive Corporation Stock Fund:
Fortive common stock	36.1	—	—	36.1
Money market fund	0.4	—	—	0.4
Mutual funds	588.2	—	—	588.2
Separately managed funds:
Cash and cash equivalents	3.6	—	—	3.6
Common stock	327.0	—	—	327.0
Corporate bonds	—	0.4	—	0.4
Mutual funds	59.1	—	—	59.1
Self-directed brokerage accounts	117.0	—	—	117.0
	$1,131.6	$0.4	$—	$1,132.0
Investments measured at NAV
Common/collective trusts				984.7
Total investments, at fair value				$2,116.7

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value:
•Money market funds and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.
•The Fortive Corporation Stock Fund consists of shares of the Company’s stock and short-term money market investments and is valued based on the quoted market price of the investments.

•The separately managed funds consist of common stock, money market funds, and mutual funds, which are valued at the last reported sales price of the security on the last business day of the year, uninvested interest bearing cash and cash equivalents, which is recorded at carrying value as maturities are less than three months.
•The self-directed brokerage accounts consist of common stock, mutual funds, and exchange traded funds, which are valued at the last reported sales price on the last business day of the year, and uninvested interest bearing cash, which is recorded at carrying value as maturities are less than three months.
•Participation units in the common/collective trust funds are valued using the NAV of units held. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
NOTE 4. TAX STATUS OF THE PLAN
The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated November 8, 2022 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, its related trust is exempt from taxation. Subsequent to receiving the determination letter, the Plan was amended. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 5. RELATED PARTY AND PARTIES IN INTEREST TRANSACTIONS
Certain investments are held in shares of mutual funds and units of common collective trust funds issued by affiliates of Fidelity. Fidelity is the trustee as defined by the Plan, therefore, these are party in interest transactions.
Additionally, as of December 31, 2025 and 2024, respectively, the Plan held 0.3 million and 0.5 million shares of Fortive common stock within the Fortive Corporation Stock Fund. During the year ended December 31, 2025, the Fortive Corporation Stock Fund purchased $17.2 million and sold $34.5 million in Company stock and received $0.1 million of dividends related to shares of Fortive common stock.

SUPPLEMENTAL SCHEDULE
FORTIVE RETIREMENT SAVINGS PLAN
EIN: 47-5654583, PLAN NO. 001
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2025

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
Interest Bearing Cash (including Money Market Funds)
	Interest Bearing Cash		US dollars	**	$1,682,942
*	Fidelity Investments Money Market Government Portfolio Class I.	48,602	shares	**	48,602
	Vanguard Federal Money Market Fund	173,557	shares	**	173,557
					$1,905,101
Corporate debt instruments
	CARVANA CO PIK VAR 06/01/2030 144A	101,042	par	**	105,906
	CARVANA CO PIK VAR 06/01/2031 144A	137,511	par	**	155,171
					$261,077
Common/Collective Trust Funds
	American Beacon Small Cap Value	949,232	units	**	$21,445,152
*	Fidelity Managed Income Portfolio II Class 3	58,267,267	units	**	58,267,267
	Harding Loevner International Equity Portfolio	132,605	units	**	2,760,833
	BlackRock LifePath® Index 2030 Non-Lendable Fund M	4,354,273	units	**	87,306,659
	BlackRock LifePath® Index 2035 Non-Lendable Fund M	4,265,294	units	**	94,181,524
	BlackRock LifePath® Index 2040 Non-Lendable Fund M	4,282,934	units	**	103,180,175
	BlackRock LifePath® Index 2045 Non-Lendable Fund M	4,032,992	units	**	104,484,341
	BlackRock LifePath® Index 2050 Non-Lendable Fund M	3,765,279	units	**	102,313,933
	BlackRock LifePath® Index 2055 Non-Lendable Fund M	3,036,315	units	**	83,851,169
	BlackRock LifePath® Index 2060 Non-Lendable Fund M	1,454,662	units	**	40,215,013
	BlackRock LifePath® Index 2065 Non-Lendable Fund M	477,976	units	**	9,666,111
	BlackRock LifePath® Index 2070 Non-Lendable Fund M	15,467	units	**	170,412
	BlackRock LifePath® Index Retirement Non-Lendable Fund M	5,409,814	units	**	90,707,976
					$798,550,565
Employer Securities
	Fortive Corporation Stock Fund
*	Fortive Corporation Common Stock		shares	**	$16,089,740
*	Fidelity Investments Money Market Government Portfolio - Institutional Class		US Dollars	**	162,624
					$16,252,364

Registered Investment Companies
	Dodge & Cox International Stock Fund Class X	3,344,323	shares	**	$55,047,559
	Dodge & Cox Income Fund Class X	1,633,010	shares	**	21,000,518
	PIMCO Inflation Response Multi-Asset Institutional	501,427	shares	**	4,643,218
	PIMCO Total Return Fund Institutional	2,370,373	shares	**	21,001,506
*	Fidelity® Extended Market Index Fund	629,554	shares	**	63,377,155
*	Fidelity® 500 Index Fund	1,015,883	shares	**	241,495,614
*	Fidelity® Large Cap Growth Index Fund	892,298	shares	**	41,286,643
	T. Rowe Price Treasury Reserve Fund	222	shares	**	222
	Vanguard Total Bond Market Index Fund Institutional Shares	2,716,302	shares	**	26,538,271
	Vanguard Total International Stock Index Fund Institutional Shares	216,751	shares	**	35,133,242
					$509,523,948
Common Stock
	AAON INC	8,385	shares	**	$639,356
	ADYEN BV	195	shares	**	315,101
	AGILYSYS INC	3,743	shares	**	444,818
	AIR PRODUCTS & CHEMICALS INC	5,357	shares	**	1,323,286
	ALARM.COM HOLDINGS INC	5,893	shares	**	300,661
	ALPHABET INC CL A	8,256	shares	**	2,584,128
	ALPHABET INC CL C	30,706	shares	**	9,635,543
	ALTRIA GROUP INC	14,540	shares	**	838,376
	AMAZON.COM INC	47,550	shares	**	10,975,491
	APPLE INC	64,599	shares	**	17,561,884
	ASML HOLDING NV	1,323	shares	**	1,415,425
	AXOS FINANCIAL INC	3,335	shares	**	287,344
	AZENTA INC	2,336	shares	**	77,695
	BALCHEM CORP	4,067	shares	**	623,715
	BERKSHIRE HATHAWAY INC CL B	2,852	shares	**	1,433,558
	BIO TECHNE CORP	4,652	shares	**	273,584
	BIOLIFE SOLUTIONS INC	4,030	shares	**	97,445
	BLACKBAUD INC	5,552	shares	**	351,553
	BLACKLINE INC	3,897	shares	**	215,465
	BLACKROCK INC	1,577	shares	**	1,687,926
	BRIGHT HORIZONS FAMILY SOLUTIONS INC	4,462	shares	**	452,447
	BROADCOM INC	24,568	shares	**	8,502,985
	CARVANA CO CL A	16,323	shares	**	6,888,632
	CASELLA WASTE SYS INC CL A	6,399	shares	**	626,718
	CBIZ INC	2,046	shares	**	103,221
	CERTARA INC	25,533	shares	**	224,946
	CHEVRON CORP	8,430	shares	**	1,284,816

CHIPOTLE MEXICAN GRILL INC	19,866	shares	**	735,042
CHUBB LTD	7,297	shares	**	2,277,540
CINCINNATI FINANCIAL CORP	5,599	shares	**	914,429
CINTAS CORP	1,976	shares	**	371,626
CISCO SYSTEMS INC	16,404	shares	**	1,263,600
COLGATE-PALMOLIVE CO	5,905	shares	**	466,613
CONSTELLATION ENERGY CORP	2,566	shares	**	906,491
CONSTRUCTION PARTNERS INC CL A	8,741	shares	**	948,836
CORNING INC	25,435	shares	**	2,227,089
CROWDSTRIKE HOLDINGS INC	1,417	shares	**	664,233
CROWN CASTLE INC	6,485	shares	**	576,322
CUMMINS INC	2,750	shares	**	1,403,738
DANAHER CORP	4,083	shares	**	934,680
DATABRICKS INC SER G	1,227	shares	**	233,130
DATADOG INC CL A	1,876	shares	**	255,117
DESCARTES SYS GROUP INC	6,602	shares	**	578,731
DIGI INTERNATIONAL INC	7,809	shares	**	338,052
DOMINION ENERGY INC	23,879	shares	**	1,399,071
DONALDSON CO INC	3,315	shares	**	293,908
DOORDASH INC	3,543	shares	**	802,419
DORMAN PRODUCTS INC	2,054	shares	**	253,032
ELI LILLY & CO	4,985	shares	**	5,357,280
EPLUS INC	4,166	shares	**	365,358
ESCO TECHNOLOGIES INC	3,993	shares	**	780,192
EXLSERVICE HOLDINGS INC	20,620	shares	**	875,113
EXPONENT INC	7,688	shares	**	534,008
FASTENAL CO	24,681	shares	**	990,449
FIRSTSERVICE CORP	2,117	shares	**	329,257
GE AEROSPACE	10,016	shares	**	3,085,228
GE VERNOVA INC	1,770	shares	**	1,156,819
GLOBUS MEDICAL INC	8,849	shares	**	772,606
GOLDMAN SACHS GROUP INC	789	shares	**	693,531
HAMILTON LANE INC - A	1,576	shares	**	211,673
HEALTHEQUITY INC	4,450	shares	**	407,665
I3 VERTICALS INC CL A	8,517	shares	**	214,543
INTUITIVE SURGICAL INC	4,324	shares	**	2,448,941
J&J SNACKS FOOD CORP	2,347	shares	**	212,098
JOHNSON & JOHNSON	7,023	shares	**	1,453,410
KINSALE CAPITAL GROUP INC	1,408	shares	**	550,697
LEMAITRE VASCULAR INC	4,123	shares	**	334,375

LINDE PLC	1,163	shares	**	495,892
LOAR HOLDINGS INC	1,852	shares	**	125,936
LOWES COS INC	5,236	shares	**	1,262,714
MACOM TECHNOLOGY SOLUTIONS HOLDINGS INC	1,888	shares	**	323,377
MARSH & MCLENNAN COS INC	2,665	shares	**	494,411
MARTEN TRANSPORT LTD	9,454	shares	**	107,587
MASTERCARD INC CL A	6,750	shares	**	3,853,440
MEDLINE INC	3,566	shares	**	149,772
MESA LABORATORIES INC	898	shares	**	70,493
META PLATFORMS INC CL A	12,772	shares	**	8,430,669
MICROSOFT CORP	44,725	shares	**	21,629,905
MONDELEZ INTL INC	4,613	shares	**	248,318
MONOLITHIC POWER SYS INC	904	shares	**	819,349
MOODYS CORP	1,024	shares	**	523,110
MORGAN STANLEY	4,239	shares	**	752,550
NETFLIX INC	36,332	shares	**	3,406,488
NINTENDO LTD ADR	76,326	shares	**	1,286,856
NORFOLK SOUTHERN CORP	6,659	shares	**	1,922,586
NORTHROP GRUMMAN CORP	1,902	shares	**	1,084,539
NOVANTA INC	4,207	shares	**	500,591
NVIDIA CORP	129,750	shares	**	24,198,375
OLD DOMINION FREIGHT LINES INC	2,018	shares	**	316,422
OLLIES BARGAIN OUTLET HOLDINGS INC	4,645	shares	**	509,138
ONTO INNOVATION INC	3,942	shares	**	622,284
OPTION CARE HEALTH INC	6,270	shares	**	199,762
ORACLE CORP	9,295	shares	**	1,811,688
PALANTIR TECHNOLOGIES INC	2,991	shares	**	531,650
PALOMAR HLDGS INC	1,170	shares	**	157,669
PAYCHEX INC	7,252	shares	**	813,529
PHILIP MORRIS INTL INC	10,355	shares	**	1,660,942
PROCTER & GAMBLE CO	2,557	shares	**	366,444
PROGRESSIVE CORP OHIO	5,937	shares	**	1,351,974
RALLIANT CORP	93,925	shares	**	4,781,722
RBC BEARINGS INC	2,337	shares	**	1,047,981
REPLIGEN	1,911	shares	**	313,136
ROPER TECHNOLOGIES INC	1,352	shares	**	601,816
ROSS STORES INC	4,063	shares	**	731,909
SCHWAB CHARLES CORP	20,736	shares	**	2,071,734
SEA LTD ADR	6,082	shares	**	775,881
SERVICENOW INC	16,184	shares	**	2,479,227

SHERWIN WILLIAMS CO	1,721	shares	**	557,656
SHOPIFY INC CL A	10,055	shares	**	1,618,576
SITEONE LANDSCAPE SUPPLY INC	3,454	shares	**	430,230
SPS COMMERCE INC	1,490	shares	**	132,804
SPX TECHNOLOGIES INC	2,135	shares	**	427,128
STARBUCKS CORP	10,443	shares	**	879,405
STRYKER CORP	2,083	shares	**	732,112
SYNOPSYS INC	1,838	shares	**	863,345
TAIWAN SEMICONDUCTOR MFG CO ADR	3,324	shares	**	1,010,130
TE CONNECTIVITY PLC	9,810	shares	**	2,231,873
TESLA INC	11,165	shares	**	5,021,124
TEXAS INSTRUMENTS INC	9,751	shares	**	1,691,701
TEXAS ROADHOUSE INC	4,377	shares	**	726,582
THE BOOKING HOLDINGS INC	294	shares	**	1,574,467
THERMO FISHER SCIENTIFIC INC	1,724	shares	**	998,972
TJX COMPANIES INC	5,386	shares	**	827,343
T-MOBILE US INC	7,215	shares	**	1,464,934
TRANSDIGM GROUP INC	313	shares	**	416,243
TREX CO INC	4,103	shares	**	143,933
TYLER TECHNOLOGIES INC	643	shares	**	291,890
UFP TECHNOLOGIES INC	720	shares	**	159,862
UNITEDHEALTH GROUP INC	6,662	shares	**	2,199,193
VALVOLINE INC	8,806	shares	**	255,902
VERALTO CORP	867	shares	**	86,509
VERICEL CORP	9,236	shares	**	332,588
VERTEX INC - CLASS A	12,324	shares	**	246,110
VISA INC CL A	14,236	shares	**	4,992,708
WD 40 CO	1,193	shares	**	234,902
WILLSCOT HOLDINGS CORP	3,373	shares	**	64,380
				$231,227,529
Brokeragelink
Brokeragelink	Combination of common stock, mutual funds, and ETF's			$63,933,492

			Total	$1,621,654,076
Loans
* Participant Loans	Interest rates range from 4.25% to 9.5% with maturity at various dates		**	$10,742,226

* Party in interest.
** Historical cost not required to be presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTIVE RETIREMENT SAVINGS PLAN

June 23, 2026	By:	/s/ Simon Grace
Simon Grace
Vice President, Total Rewards

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm